YACHT FINDERS, INC.
                             2308 - C Kettner Blvd.
                               San Diego, CA 92101


April 5, 2006

Mr. John Reynolds
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

RE: Yacht Finders, Inc.
    Form SB-2 (Amendment 3)

Dear Mr. Reynolds:

Per your comment letter dated October 7, 2005, we submit the following as a part of the third amendment to our SB-2.

1. Your comment referencing Yacht Finders, Inc. and Renoir Publishing as being similar filings are explained as follows:

     Geoffrey Greenwood, director and officer of Yacht Finders and Andrew Coldicutt, director of Renoir Publishing are step-brothers and both utilized Karen Batcher, as corporate counsel for both companies. The format of the SB-2 filing referencing the nature and terms of the offerings and risks are similar as they both used an example format provided by Ms. Batcher for each company's benefit. Ms. Batcher did not prepare the prospectus for each company; she, as legal counsel for both companies, only provided an opinion on the validity of the common stock for Yacht Finders and Renoir Publishing.

     Both companies originated as shelf companies incorporated in Delaware by Mr. Dal Grauer. For Yachtfinders, the company incorporated on August 15, 2000 as Sneeoosh Corporation by Shirley Jones (Delaware incorporator) for Dal Grauer, its originating director. On October 20, 2000, the Company filed an amended Certificate of Incorporation to change its name to Snohomish Corporation. On April 15, 2003, the company changed its name to Yacht Finders and began business operations with the appointment of Mr. Greenwood as president and director.

     For Renoir Publishing, it was incorporated in Delaware on August 15, 2000 as Sucia Ltd. by Shirley Jones (as Delaware incorporator) for Dal Grauer its originating director. On December 3, 2002, the company filed an amended certificate of incorporation to change its name to Renoir Publishing. Renoir Publishing began operations on December 3, 2002 when Mr. Coldicutt
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     joined the board of directors. The originating corporations of both originating entities were incorporated by Mr. Dal Grauer, not Mr. Greenwood nor Mr. Coldicutt

     Mr. Dal Grauer, is a business associate to both Mr. Greenwood and Mr. Coldicutt for the previous five years and the companies were made available to both in their business projects at no cost.

     Both companies have different scopes of business activities; in fact, there is no knowledge by Yacht Finder's of exactly what the business activities are for Renoir Publishing. The use of proceeds for each company is substantially different as each company has their own business model and plan of operations. Yacht Finder's core business expenditures will be its website and marketing yachting ads with peripheral office expenses; Renoir Publishing focuses on art publishing with expenses for a Showroom as described in its business plan.

2. Your comment referencing similarity of selling security holders between Yacht Finders and Renoir Publishing is discussed below:

     Mr. Dal Grauer, former director of Sneeoosh and Snohomish (currently Yacht Finders) and Sucia (currently Renoir Publishing), made contact with prospective security investors in early 2002; however, no offering documents were presented for subscriptions. Mr. Coldicutt (in December, 2002) and Mr. Greenwood (in April, 2003) contacted Mr. Grauer regarding their business projects and became directors of the companies upon Mr. Grauer's resignation. At the time, Mr. Grauer made available the names and addresses of prospective security investors to the new directors.

     From information derived from the offerings listed on the SEC website, there are 36 similar shareholders of record between Yacht Finders and Renoir Publishing. These shareholders were initially introduced by Dal Grauer, the former director of Sneeoosh and Snohomish (currently Yacht Finders) and Sucia (currently Renoir Publishing) and follow-up subscriptions were forwarded by the current directors. As Mr. Grauer was a former director of these companies, he was not included as a promoter in the filings, as he is no longer affiliated as officer, director or shareholder of either of these companies. The similar shareholders and their relationships are as follows:

     Aberdeen Capital Strategies

     John Williams         Business Acquaintance of Dal Grauer, former director

     Danny Barr            Business Acquaintance of Dal Grauer, former director
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     Ted Burylo            Business Acquaintance of Dal Grauer, former director

     Robert Chong          Business Acquaintance of Dal Grauer, former director

     Patti Coldicutt       Business acquaintance of Dal Grauer, former director;
                           Mother of Andrew Coldicutt

     Crystal Overseas      Business Acquaintance of Dal Grauer, former director
     Trading Gabriela Krug

     Maureen Elliot        Business Acquaintance of Dal Grauer, former director;
                           Aunt of Andrew Coldicutt

     Ashiff Gorindji       Business Acquaintance of Dal Grauer, former director

     Rishman Hajee         Business Acquaintance of Dal Grauer, former director

     Tahra Haji            Business Acquaintance of Dal Grauer, former director

     Justin Harcourt       Business Acquaintance of Dal Grauer, former director

     Dean Husarik          Business Acquaintance of Dal Grauer, former director

     Henry Ip              Business Acquaintance of Dal Grauer, former director

     Ron Liu               Business Acquaintance of Dal Grauer, former director

     Blain Lodomez         Business Acquaintance of Dal Grauer, former director

     Stanley Ma            Business Acquaintance of Dal Grauer, former director

     Daniel Maarsman       Business Acquaintance of Dal Grauer, former director;
                           Husband of Nancy Maarsman

     Nancy Maarsman        Business Acquaintance of Dal Grauer, former director;
                           Wife of Daniel Maarsman

     Harjit Mand           Business Acquaintance of Dal Grauer, former director

     Ariff Manji           Business Acquaintance of Dal Grauer, former director

     Azmina Manji          Business Acquaintance of Dal Grauer, former director

     Malik Manji           Business Acquaintance of Dal Grauer, former director

     Yasmin Merali         Business Acquaintance of Dal Grauer, former director

     Shairoz Mithani       Business Acquaintance of Dal Grauer, former director

     Joseph Polack         Business Acquaintance of Dal Grauer, former director

     Altaf Shariff         Business Acquaintance of Dal Grauer, former director

     Alnur Shivji          Business Acquaintance of Dal Grauer, former director

     Stockworks USA Capital,
     Andrew Coldicutt      Business Acquaintance of Dal Grauer, former director;
                           Step-brother of Geoff Greenwood

     Tradewinds Investments
     M. Christen Business  Acquaintance of Dal Grauer, former director

     KC Tsirigotis         Business Acquaintance of Dal Grauer, former director

     Hanifa Virani         Business Acquaintance of Dal Grauer, former director

     Robert Woods          Business Acquaintance of Dal Grauer, former director

     Norman Yip            Business Acquaintance of Dal Grauer, former director

     Wilfred Yu            Business Acquaintance of Dal Grauer, former director

     Additional shareholders that were not similar between the two companies are as follows:

     Brigadoon Investments
     Marco Montanari       Business Acquaintance of Dal Grauer, former director

     Andrew Coldicutt      Step-brother of Geoffrey Greenwood, director of Yacht
                           Finders

     Shafiz Jinnah         Business Acquaintance of Dal Grauer, former director

     Farzana Kanji         Business Acquaintance of Dal Grauer, former director

     Nisha Lakhani         Business Acquaintance of Dal Grauer, former director

     Salinas Guerrero
     Leonardo Business Acquaintance of Geoffrey Greenwood, director of Yacht Finders

     Andre Padovani        Business Acquaintance of Geoffrey Greenwood, director
                           of Yacht Finders; Husband of Michan Padovani

     Michan Padovani       Business Acquaintance of Geoffrey Greenwood, director
                           of Yacht Finders; Wife of Andre Padovani

     Atif Rajan            Business Acquaintance of Dal Grauer, former director

     Torres Diaz Rodolfo   Business Acquaintance of Geoffrey Greenwood, director
                           of Yacht Finders

     Araceli Zamora Duenas Business Acquaintance of Geoffrey Greenwood, director of Yacht Finders

3. In reference to comment regarding Karen Batcher, her role in the company is as follows:

     Geoffrey Greenwood, director and officer of Yacht Finders and Andrew Coldicutt, director of Renoir Publishing are step-brothers and both utilized Karen Batcher, as legal counsel for both companies. The format of the SB-2 filing referencing the nature and terms of the offerings and risks are similar as they both used an example format provided by Ms. Batcher for each company's benefit. Ms. Batcher did not prepare the prospectus for each company, nor did she have any involvement in their respective incorporations. In addition, Ms. Batcher was not involved with the offerings of securities to any purchasing shareholder. Ms. Batcher, as legal counsel for both companies, only provided an opinion on the validity of the common stock for Yacht Finders and Renoir Publishing.

4.   Net tangible book value has been updated as per your comment.

5. The promoter of Yacht Finders is Geoffrey Greenwood, its director and officer. Mr. Dal Grauer, a former director of Sneeoosh and Snohomish, provided names and addresses of certain potential investors for the company. Mr. Grauer is not included as a promoter of the company has he is not a current director, officer or shareholder. Please further advise if Mr. Grauer should be included.

6. Again please forward directive if Mr. Grauer should be included as promoter as defined in Item 404(d) of Regulation S-B. (See Item 5 above)

7. As per your comment, we have added the following discussion how the company will provide competitive service, more than other companies.

     Yacht Finders plans to enter the market with comparable services that match our competition. Where we plan to differentiate ourselves from our competition is by offering value added services in addition to our internet based multiple listing services (MLS) for yacht brokers. We will offer a host of information technology services including custom web site design services for the yacht brokerage industry, web hosting solutions, standard template and custom designed listing brochures, mirror listing of customers MLS inventory on their company managed web site, internet marketing tools, ad development and photography services.
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8.   As per your comment, Statement of Operations has been revised.

9. We have updated our financials for period ending December 31, 2005 as per your request.

If you require additional information, please contact the undersigned.


                                  /s/ Geoffrey Greenwood, President
                                  --------------------------------------
                                  Yacht Finders, Inc.